October 17, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Ms. Michelle Lacko, Staff Attorney
Ms. Susan C. Block, Attorney-Advisor

Re:	UFood Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333- 152006

Ladies and Gentlemen:

On behalf of our client, UFood Restaurant Group, Inc., a Nevada corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated October 1, 2008 (the “Comment Letter”), addressed to George Naddaff, Chairman and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 filed by the Company on June 27, 2008, as amended by Amendment No. 1 thereto filed on July 9, 2008, and Amendment No. 2 thereto filed on September 11, 2008 (as amended, the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 3 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Ms. Lacko a courtesy copy of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Prospectus

Prospectus Summary, page 3

1.
We note your response to prior comment 8, however, please revise your disclosure to clarify the distinction between the franchise and development agreements you have entered into to open 46 UFood Grill outlets and the development agreements you have entered into to open 70 franchise locations, including a discussion outlining the material differences between these two types of agreements. Also, we note your disclosure regarding the future plans for operations of the 70 franchise locations. Please revise to provide similar disclosure regarding the 46 UFood Grill outlets, including time frames for implementing the franchise and development agreements and any obstacles involved before the planned operations can commence. Such discussion should include any costs to you, such as marketing or assisting new franchisees in the start up of a new restaurant, and the availability of financing. Similarly revise under “Description of Business,” at page 49.

Response

The Company has revised the Registration Statement to elaborate on the distinction between franchise and area development agreements. Under the terms of an area development agreement, the Company grants to the buyer the right to build and operate a specified number of UFood Grill outlets in a specified geographic area. Prior to the opening of each outlet covered by an area development agreement, the Company and the buyer execute a franchise agreement covering the new outlet. The Company may also enter into individual franchise agreements not covered by an area development agreement. Among other things, the franchise agreement requires the franchisee to pay the Company a franchise fee and a royalty equal to 5% of annual sales.

The Company has also revised its disclosures to clarify that we have entered into a total of six area development agreements covering 68 franchise units in nine states, including three of the four franchise locations currently open and operating, and requiring the construction by franchisees of 65 future UFood Grill outlets, and that in addition, we have entered into one individual franchise agreement, which is currently open and operating. We have further clarified the number of locations covered by these six area development agreements that were signed in 2008 versus the number entered into before 2008.

We have further clarified that neither under area development nor individual franchise agreements do we pay any of the construction, preopening, operating or marketing costs (other than certain de minimis costs for training and advice), nor do we provide or arrange financing to franchisees or area developers..

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

We have similarly revised the disclosures under “Management’s Discussion and Analysis” and “Description of Business.”

2.	Please also clarify how selling franchise agreements furthers your business plan and how you will make money.

Response

The Company has revised the Registration Statement to indicate that we believe that sales of franchises, including the sale of multiple units pursuant to an area development agreement and individual units pursuant to franchise agreements, will allow us to expand the UFood Grill brand faster than the construction and operation of company-owned outlets due to the Company’s limited human and financial resources, while allowing us to collect franchise fees and royalties.

3.
We note your statement in the fourth sentence of the sixth paragraph on page 3 that you previously sold franchise development agreements for Houston, Naples, Sacramento and San Jose. Please revise your filing to clarify whether these franchise development agreements are included in the 46 franchise and development agreements which you mention earlier in the paragraph. If such franchise development agreements are not included in this total, please revise your filing to provide a discussion of the agreements, including time frames for implementing such agreements and any obstacles involved before the planned operations can commence. Such discussion should include any costs to you and the availability of financing. Also, please provide additional discussion relating to why, in management’s opinion, the Houston territory will not be developed under the existing agreement, including a discussion of any plan to enter into new agreements. Similarly revise under “Description of Business,” at page 49.

Response

The Company uses the terms “area development” and “franchise development” interchangeably. However, in order to clarify its disclosures, the Company has replaced all references to “franchise development” agreements with references to “area” development agreements. The Company has further revised the Registration Statement as described in response to comment number 1 above. We have also clarified that all unopened units are subject to the same factors impacting development and opening.

While the Company has not formally terminated the Houston area development agreement, the Company has revised its disclosures to delete the five units covered by the area development agreement from the number of units discussed in the filing. However, we have disclosed, and discussed the reasons for, the Company’s determination that the Houston area developer is unable to proceed with development of his territory in the narrative discussion of results for the three months ended June 29, 2008 in “Management’s Discussion and Analysis.”

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

We have, where applicable, similarly revised the disclosures under “Management’s Discussion and Analysis” and “Description of Business,”

Note Regarding Forward-Looking Statements, page 5

4.
We note your response to prior comment 10, however, please advise us why you believe Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act applies to you as a penny stock issuer or revise to delete the reference.

Response

As a penny stock issuer, we have removed the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

There are Risks Inherent in Expansion, page 6

5.	We note your response to our prior comment 14. Please add a separate risk factor regarding the risk of not being able to sell additional franchises given your net losses.

Response

The Company has added a separate risk factor to indicate that the Company may be unable to attract new franchisees due to its history of losses.

Selling Stockholders, page 17

6.
We note your response to our prior comment 17 and reissue the comment. Please provide a description of the transactions by which the selling shareholders acquired the shares being registered for sale. For instance, please describe the March 31, 2008 private placement. Please also describe the convertible note and clarify that the convertible note has already been converted into the 3,978,059 shares or advise. Also, describe the convertible note that you indicate was convertible into warrants. Each of the transactions listed should be described in more detail than is currently provided.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Response

We have provided in the footnotes to the Selling Stockholders table a more detailed description of the transactions by which the selling shareholders acquired the shares being registered for sale.

Valuation of Goodwill, page 31

7.
Please expand your disclosure to discuss the assumptions used in testing for impairment. Also, state the carrying amount of your goodwill and discuss the possibility that some or all of such amount may be impaired in the future if the actual results of your future operations fall short of your current expectations of those future cash flows. Additionally, you should also revise your filing to provide similar disclosure under a separate caption to discuss the potential for impairment of your long-lived assets.

Response

The Company has expanded its disclosure to discuss the significant assumptions used to test goodwill and long-lived assets for impairment. The Company has also disclosed the carrying amount of goodwill and included a statement that some or all of its goodwill may be impaired in the future if the actual results of its future operations fall short of current expectations of future cash flows.

The Company has included disclosure under a separate caption discussing the potential for impairment of its long-lived assets.

Liquidity, Funding and Capital Resources, page 45

8.
We note your disclosure that you will need to secure additional capital to fund your current business plan. Please clarify, if true, that there is no guarantee that you will be able to secure the additional funding that you need.

Response

The Company revised its filing to indicate that there is no guarantee the Company will be able to secure the additional funding necessary to fund its current business plan.

Description of Business, page 49

9.	Please clarify how selling franchise locations furthers your business plan.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Response

The Company has revised its disclosure to indicate that the sale of franchises allows the Company to expand the UFood Grill brand faster than the construction and operation of company-owned outlets due to the Company’s limited human and financial resources, while allowing us to collect franchise fees and royalties.

10.	Describe the material terms of your franchise and development agreements.

Response

The Company has revised its disclosures to include a description of the material terms of its area development agreements and its franchise agreements.

Consolidated Financial Statements for the Three and Six Month Periods Ended June 29, 2008 and July 1, 2007

Note 3 – Long-Term Debt, page F-9

11.
We note you paid $800,000 to extinguish the note payable issued in connection with your acquisition of the Downtown Crossing location. Additionally, Note 8 of your annual financial statements indicates that the note payable was due on or before December 31, 2007. In this regard, please tell us and disclose the circumstances that led to the extinguishment of this debt at a discount, the reasons that the note was not paid when due as well as why the holder of the Downtown Crossing acquisition note was willing to accept less than the full amount owed in April 2008.

Response

The Company has revised Note 3 on page F-9 to indicate that the note payable issued in connection with the acquisition of the Downtown Crossing location was an obligation of the Company’s wholly-owned subsidiary, KnowFat of Downtown Crossing and that KnowFat of Downtown Crossing did not have the resources to repay the note when it matured on December 31, 2007. UFood Restaurant Group, Inc. agreed to lend KnowFat of Downtown Crossing the funds needed to repay the note if the holder of the note agreed to accept a payment discount of $68,575. KnowFat of Downtown Crossing has no other indebtedness.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Consolidated Financial Statements for the Fiscal Year Ended December 30, 2007

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-21

12.
Your disclosure on page F – 25 indicates that you allocated goodwill to the Downtown Crossing location. In this regard, it appears that expected future cash flows are estimated on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment. As such, please clarify this for us and expand your disclosure, as appropriate, to indicate whether or not expected cash flows are estimated on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment. See paragraph 30 of SFAS 142.

Response

The Company has expanded its disclosure to disclose the fact that it estimates future cash flows on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment.

13.
We note that, based on your annual impairment test as of the first day of the fourth quarter of fiscal 2007, you determined that no impairment had occurred, as the fair value of the reporting unit exceeded the respective carrying value. In this regard, tell us the fair value you assigned to the Downtown Crossing location as of the first day of the fourth quarter of fiscal 2007.

Response

The Company determined the fair value of its Downtown Crossing store on the first day of the fourth quarter of fiscal 2007 was $1,563,665 and exceeded the carrying value of the store’s goodwill of $402,327. Therefore, there was no impairment of the store’s goodwill.

14.
In light of the fact that you continued to incur significant losses and operating cash flow deficiencies in relation to the Store Operations segment at the time you performed your impairment analysis, please provide us with significant support for your conclusion that goodwill is not impaired. In this regard, your response should include a summary of the results of the annual impairment test performed as of the first day of the fourth quarter of fiscal 2007 and information with respect to assumptions underlying your calculations of future discounted cash flows. In addition, tell us how your actual results for the six months ended June 29, 2008 compare with the projections used in your annual impairment test for fiscal 2007.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Response

The following table presents the results of the annual impairment test performed as of the first day of the fourth quarter of fiscal 2007 for our Downtown Crossing and Watertown stores.

	Downtown Crossing	Watertown
Forecasted Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA) for the 12 Months Ended September 30,:
2008	$146,631	$70,335
2009	160,699	151,814
2010	169,814	154,596
2011	178,913	159,561
2012	187,958	156,522
2013	196,904	153,330
2014	205,702	149,980
2015	214,296	146,461
Estimated terminal value	1,071,478	732,306
Total estimated undiscounted future cash flows	$2,532,395	$1,874,905
Fair value (future cash flows discounted at 8%)	$1,563,665	$1,171,413
Carrying value of long-lived assets (including goodwill)	$971,945	$654,875

Future cash flows are comprised of a store’s earnings before interest, taxes, depreciation and amortization (EBITDA) and the estimated terminal value of the store at the end of the lease term. In the case of the Company’s Downtown Crossing store, the forecast period coincides with the remainder of the store’s initial lease term. In the case of the Watertown store, the forecast period takes into account the remainder of the initial lease term and an option (exercisable at the Company’s discretion) to renew the lease for an additional five year period. The Company assumed the exercise of the renewal option in the case of the Watertown store because the Company has a longer operating history at the Watertown location and, if the Company was required to make a decision today, it would exercise the renewal option. EBITDA was forecasted based upon each store’s historical operating performance and forecasted growth in revenues and expenses.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Downtown Crossing’s revenues were forecasted to increase approximately 3.4% per year during the forecast period. In general, expenses were forecasted to increase during the forecast period but remain constant as a percentage of revenues. Food cost and other cost of goods sold as a percentage of sales were forecasted to decrease by 100 basis points from 2007 to 2008 reflecting UFood’s more streamlined menu compared with the menu of KnowFat! Lifestyle Grill.. Food cost and other cost of goods sold were forecasted to decrease by an additional 90 basis points over the remainder of the forecast period reflecting the increased purchasing power the Company expects to achieve as more UFood Grill units are opened. Labor costs were forecasted to increase by 60 basis points during the forecast period. Rent expense was accounted for on a straight-line basis. Utilities were forecasted to increase 10% each year. Terminal value was estimated using a capitalization rate of 20% applied to the final year’s EBITDA. The capitalization rate used by the Company was based upon guidance contained in the article, “What is My Restaurant Business Worth” by Richard D. Williams and Matthew Williams of HVS Food & Beverage Services in Englewood, Colorado and available at http://www.hotelnewsresource.com/studies/hvs061702.htm. The present value of the estimated future cash flows was calculated using an 8% discount rate.

For Watertown, revenues were forecasted to remain flat throughout the forecast period. Food cost and other cost of goods sold as a percentage of sales were forecasted to decrease by 170 basis points from 2007 to 2008 reflecting the conversion to UFood Grill’s more streamlined menu. Food cost and other cost of goods sold were forecasted to decrease an additional 60 basis points by the end of the forecast period reflecting the increased purchasing power the Company expects to achieve as more UFood Grill units are opened. Labor costs were forecasted to decrease by 410 basis points from 2007 to 2008 reflecting UFood Grill’s more streamlined menu and changed kitchen layout. Labor costs were forecasted to remain unchanged from 2008 through the end of the forecast period. Rent expense was accounted for on a straight-line basis. Utilities were forecasted to increase throughout the forecast period (both in total dollars and as a percentage of revenues). Terminal value was estimated to be equal to five times the final year’s EBITDA. The present value of the estimated future cash flows was calculated using an 8% discount rate.

For the first six months of 2008, actual EBITDA for the Company’s Downtown Crossing store was $32,000 compared with $80,000 of EBITDA forecasted in connection with the impairment analysis the Company prepared on the first day of the fourth quarter of 2007. Approximately $45,000 of the shortfall in EBITDA was due to a shortfall in revenues. The Company attributes the shortfall in revenues to a decrease in consumer’s discretionary spending due to the current economic climate as well as adverse weather conditions in the Boston area during the first six months of 2008. The Downtown Crossing reporting unit was tested again for impairment in April 2008 when the acquisition indebtedness was repaid (see response to Comment # 15 below). The impairment analysis performed in April assumed that annual EBITDA levels would be lower throughout the forecast period and took into account the actual level of EBITDA achieved in the first quarter of 2008.

As part of the impairment analysis the Company prepared on the first day of the fourth quarter of 2007, the Company estimated that its Watertown store would achieve EBITDA of $76,000 in the first six months of 2008. The Company’s Watertown store actually achieved $70,000 of EBITDA during the period.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

15.
Additionally, we note you paid $800,000 to extinguish the note payable issued in connection with your acquisition of the Downtown Crossing location. In this regard, the repayment of the seller financing secured by the assets of this location may be indicative of the value of such assets. Furthermore, paragraph 28 of SFAS 142 indicates that a reporting unit shall be tested for impairment between annual tests if an event occurs (in this case, extinguishment of the note payable at a discount) that would more likely than not reduce the fair value of a reporting unit below the carrying amount. Therefore, it appears that you should have performed an impairment analysis at the time you extinguished this debt at a discount. Please advise and revise, as appropriate.

Response

The Company performed an impairment analysis as of the date the debt was extinguished at a discount. The assumptions used were consistent with the assumptions used by the Company in its impairment analysis performed on the first day of the fourth quarter of 2007 except for estimates of annual EBITDA through the end of the forecast period which were lower than the estimates used in the 2007 impairment analysis and which took into account the actual EBITDA achieved in the first quarter of 2008. The Company determined that the present value of Downtown Crossing’s estimated future cash flows was $1,113,221 which exceeded the $930,843 carrying value of the store’s long-lived assets.

Impairment of Long-lived Assets, page F-21

16.	Please revise your disclosure to indicate whether or not potential impairment of your long-lived assets is assessed on a restaurant-by-restaurant basis. See paragraph 10 of SFAS 144.

Response

The Company has expanded its disclosure to disclose the fact that it estimates future cash flows on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment.

Note 4 – Acquisitions, page F-25

17.
You state the purchase price for the acquisition of Downtown Crossing reflected the profitability of the store. However, based on the pro forma information you added with respect to this acquisition, the pro forma effect on your 2006 results of operations was an increase in your net loss of $633,826. Accordingly, please revise your disclosure to address this apparent inconsistency.

Response

The pro forma net loss that was shown in Note 4 was actually the pro forma net loss allocable to common stockholders and, thus included preferred stock dividends of $606,334. The pro forma net loss for 2006 was $4,153,105 which exceeded the actual net loss reported for 2006 by $27,492. On a pro forma basis, the Downtown Crossing store generated EBITDA of $170,120 and incurred depreciation expense of $91,170 and interest expense of $106,442. The Company has corrected its inadvertent error.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Note 6 – Goodwill, page F – 26

18.
We note the table added to Note 6 disclosing the change in the carrying amount of goodwill for the fiscal year ended December 30, 2007. However, paragraph 45 of SFAS 142 requires such disclosure for each period for which a statement of financial position is presented. Accordingly, please expand the table in Note 6 to include amounts for the fiscal year ended December 31, 2006.

Response

The Company has expanded the table to include amounts for the fiscal year ended December 31, 2006.

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

19.	As to the shares issued in connection with the corporate awareness campaign, please disclose the aggregate consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

Response

We have revised the disclosure to indicate that we issued to the service providers in the corporate awareness campaign an aggregate of 740,000 shares of common stock and warrants to purchase an aggregate of 2,916,666 shares of common stock in partial payment for their services, but that no dollar value was assigned to these services in the agreements.

20.	Please explain to us the Corporate Awareness Campaign in more detail. For instance, did it involve selling franchises or making investors aware of your company?

Response

We have revised the disclosure to explain the corporate awareness campaign in more detail, indicating, among other things, that the campaign aims to build awareness for our brand with current and prospective shareholders, franchisees and customers and does not involve the sale of franchises.

Division of Corporation Finance
Securities and Exchange Commission
October 17, 2008

Signatures

21.	Please provide the signatures for the directors.

Response

The signatures of the Company’s directors on Amendments Nos. 1 and 2 to the Registration Statement, and on this Amendment No. 3, were given by power of attorney granted to Mr. Glenn E. Davis, the Company’s Chief Financial Officer. The power of attorney was previously executed by the directors and filed as Exhibit 24.1 (by reference from the signature page) in the initial filing of the Registration Statement on June 27, 2008.

* * * * *

We believe that the changes in the accompanying Amendment No. 3 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment No. 3, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:	George Naddaff
Glenn Davis
Adam Gottbetter